UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number 001-40459

ERO COPPER CORP.
(Translation of registrant's name into English)

625 Howe Street, Suite 1050
Vancouver, British Columbia V6C 2T6
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERO Copper Corp.

	By:	/s/ Deepk Hundal
Name: Deepk Hundal
Title: SVP, General Counsel and Corporate Secretary
Date: August 2, 2022

Exhibit Index

Exhibit Number	Description of Document

99.1	Management’s Discussion and Analysis for the three and six months ended June 30, 2022
99.2	Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2022
99.3	Press Release dated August 2, 2022